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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             Vanguard Airlines, Inc.
                             -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   922018-10-9
                                 --------------
                                 (CUSIP Number)


           The Hambrecht 1980 Revocable Trust c/o William R. Hambrecht
                  550 Fifteenth Street, San Francisco, CA 94103
                                 (415) 551-8600
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 15, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act(however, see the Notes).

-------------------                               ------------------------------
CUSIP No. 922018109                   13D                      Page 2 of 7 Pages

-------------------                               ------------------------------



--------------------------------------------------------------------------------

    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

         The Hambrecht 1980 Revocable Trust

--------------------------------------------------------------------------------

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [ ]

--------------------------------------------------------------------------------

    3)   SEC Use Only

--------------------------------------------------------------------------------

    4)   Source of Funds (See Instructions)

         OO

--------------------------------------------------------------------------------

    5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item  2(d) or 2(e)

         [ ]

--------------------------------------------------------------------------------

    6)   Citizenship or Place of Organization

         California

--------------------------------------------------------------------------------

     Number of Shares        7) Sole Voting Power  -  14,884,070
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - None
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  - 14,884,070
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - None

--------------------------------------------------------------------------------

   11)   Aggregate Amount Beneficially Owned by Each Reporting Person

         14,884,070 shares

--------------------------------------------------------------------------------

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

   13)   Percent of Class Represented by Amount in Row (11)

         50.1%

--------------------------------------------------------------------------------

   14)   Type of Reporting Person (See Instructions)

         OO (trust)

--------------------------------------------------------------------------------

ITEM 1     SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2     IDENTITY AND BACKGROUND.

           (a) (b) and (c) This Schedule 13D is filed on behalf of The Hambrecht 1980 Revocable Trust (the "Trust" or the "Reporting Person")


           The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht, whose occupation is investing in public and private companies. The address of the trust is 550 Fifteenth Street, San Francisco, California 94103. The Reporting Person is regularly engaged in the business of investing in publicly-held and private companies.

           (d) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On December 15, 2000, the Trust paid the Issuer $3,750,000 of Trust funds for the purchase of Series B Convertible Preferred Stock and warrants to purchase Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Person purchased the securities to increase its equity interest in the Issuer. Depending upon market conditions and other factors, the Reporting Person may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

           In connection with its investments, the Reporting Person analyzes the operations, capital structure and markets of the companies in which it invests, including the Issuer. As a result of these analytical activities, Reporting Person may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Person believes that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with others, including possible business combinations.

           Although the Reporting Person reserves the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time it has no plans or proposals that relate to or would result in any of the following:

           (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of the Issuer;

           (f) any other material change in the Issuer's business or corpo-rate structure;

           (g)    changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)    any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a), (b) According to information furnished by the Issuer in its most recent Form 10-Q, there were 19,469,144 shares of Common Stock issued and outstanding as of September 30, 2000.Based on such information, after taking into account the transactions described herein, the Reporting Person reports the following direct and derivative holdings in the Common Stock:


                                                     COMMON STOCK
                             COMMON STOCK           FROM DERIVATIVE
       NAME                 OWNED DIRECTLY            SECURITIES                TOTAL

The Hambrecht 1980
Revocable Trust               4,644,685               10,239,385*             14,884,070**



           * Represents a) currently exercisable warrants to purchase 5,741,822 shares of Common Stock; b) 1,292,435 shares of Common Stock issuable upon conversion of 151,162 shares of the Issuer's Series A Preferred Stock; c) 3,205,128 shares of Common Stock issuable upon conversion of 50,000 shares of the Issuer's Series B Preferred Stock.

           ** Represents 50.1% of the Issuer's issued and outstanding Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended). The Reporting Person has sole voting and dispositive power over all shares reported.

           (c) The Reporting Person did not effect any transactions other than those set forth in Items 3.

           (d) William R. Hambrecht is trustee of the Trust and is a benefi-cial owner as defined in Rule 13d-3.

           (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Person holds 151,162 shares of the Issuer's Series A Preferred Stock, immediately convertible into 1,292,435 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, the Reporting Person and other purchasers. The Reporting Person holds 50,000 shares of the Issuer's Series B Preferred Stock, immediately convertible into 3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among the Issuer, the Reporting Person and other purchasers. The Reporting Person also holds warrants to purchase 5,741,822 shares of Common Stock, immediately exercisable, of which warrants to purchase 3,205,128 shares of Common Stock were acquired in the Series B Convertible Preferred Stock transaction referred to above.


                  [Remainder of page intentionally left blank]

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

           The following material is filed as an Exhibit to this Schedule 13D:

           1. Unit Purchase Agreement, dated December 15, 2000, between the Issuer, the Trust and J.F. Shea Co., Inc.


           SIGNATURE.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






(Date)


/s/ WILLIAM R. HAMBRECHT
    --------------------

William R. Hambrecht, trustee for the Hambrecht 1980 Revocable Trust
--------------------------------------------------------------------
(Name/Title)

                                                                       EXHIBIT 1


                             UNIT PURCHASE AGREEMENT

                This Unit Purchase Agreement (the "Agreement") is made and entered into as of December __, 2000 by and among Vanguard Airlines, Inc., a Delaware corporation (the "Company"), and those parties listed on the signature page hereof as "Investors" (who are referred to individually as an "Investor" and collectively as the "Investors"),

                In consideration of the mutual promises and covenants made herein, the parties hereby agree as follows:

1.  SALE OF UNITS; CLOSING; DELIVERY.

(a) PURCHASE AND SALE OF UNITS. Subject to the terms and conditions hereof, the Company will issue and sell to each Investor, and each Investor will purchase from the Company, at the Closing (as defined below) the number of Units set forth opposite each Investor's name on EXHIBIT A at a purchase price per Unit (the "Unit Purchase Price") equal to $75.00 up to an aggregate of 100,000 Units. A "Unit" shall be composed of one share (a "Share") of Series B Preferred Stock, $0.001 par value, of the Company (the "Preferred Stock"), and a warrant in the form attached hereto as EXHIBIT B (a "Warrant") to purchase 64.10256 shares of Common Stock, $0.001 par value (the "Warrant Shares"). The exercise price of the Warrant shall be $1.29 per Warrant Share. The Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Designation attached hereto as EXHIBIT C (the "Certificate of Designation").

(b) CLOSING. The closing of the purchase and sale of the Units shall take place at 2:00 p.m. on December 15, 2000, or at such other date and time as the Investors and the Company shall mutually agree upon (which date and time are designated as the "Closing"). The date of the Closing is hereinafter referred to as the "Closing Date."

(c) DELIVERY. Subject to the terms and conditions of this Agreement, at the Closing, the Company shall deliver to each Investor (i) a stock certificate representing the Shares included in the Units to be purchased by such Investor and (ii) a Warrant reflecting the number of Units to be purchased against payment of the purchase price therefor by cancellation of the principal amount of any indebtedness (with accrued and unpaid interest on any such indebtedness being paid by the Company within fifteen (15) days after the Closing Date), a check payable to the order of the Company, or by wire transfer of immediately available funds to the bank account of the Company. In the event that payment by an Investor is made, in whole or in part, by cancellation of indebtedness, then such Investor shall surrender to the Company for cancellation at the Closing any evidence of such indebtedness or shall execute an instrument of cancellation in form and substance acceptable to the Company.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Investor, that, except as set forth on the Schedule of Exceptions attached hereto as EXHIBIT D (the "Schedule of Exceptions"), with any disclosure thereon being deemed disclosure for all purposes and all relevant subsections hereof, which exceptions will be deemed to be representations and warranties as if made hereunder:

(a) ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to own its assets and to carry on its business as now being conducted and presently proposed to be conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or leasing of assets, or the conduct of its business, makes such qualification necessary, except where failure to do so would not have a material adverse effect on the operations or financial condition of the Company.

(b) REQUISITE POWER AND AUTHORIZATION. The Company will have all necessary corporate power and authority under the laws of the State of Delaware and all other applicable provisions of law to execute and deliver this Agreement, to issue the Shares, the shares of Common Stock issuable upon conversion of the Shares (the "Conversion Shares"), the Warrants and the Warrant Shares and to carry out the provisions of this Agreement and the Warrants. All corporate action on the part of the Company required for the lawful execution and delivery of this Agreement, and issuance and delivery of the Shares, the Conversion Shares, the Warrants and the Warrant Shares has been duly and effectively taken. Upon execution and delivery, this Agreement and the Warrants constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, except as enforcement may be limited by insolvency and similar laws affecting the enforcement of creditors' rights generally and equitable remedies. The Shares and the Warrants (and the Warrant Shares issuable upon exercise of the Warrants) when issued in compliance with the provisions of this Agreement or the Warrants, as the case may be, and the Conversion Shares when issued in accordance with the Restated Certificate, will, be duly authorized and validly issued, fully paid, non-assessable, and issued in compliance with federal securities laws and the securities laws of the State of California. No stockholder of the Company or other person has any preemptive right of subscription or purchase or contractual right of first refusal or similar right with respect to the Shares, the Conversion Shares, the Warrants or the Warrant Shares. The Company has reserved such number of shares of its Common Stock necessary for issuance of the Warrant Shares and the Conversion Shares.

(c) CONSENTS. No consent, approval, authorization or order of any court, governmental agency or third party is required for the execution and delivery by the Company of this Agreement or the performance by the Company of any of its obligations hereunder (including issuance of the Shares and the Warrant Shares) and under the Restated Certificate other than the Stockholder Approval.

(d) SEC DOCUMENTS. The Company has timely filed all documents that the Company was required to file with the Securities and Exchange Commission (the "SEC") under Sections 13 or 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 1996 (collectively, the "SEC Documents"). As of their respective filing dates, or such later date on which such reports were amended, the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "1933 Act"), as applicable. No SEC Documents as of their respective dates, or such later date on which such reports were amended, or press release, containing information material to the business as a whole, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. Except as may be indicated in the notes to the Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

(e) CAPITAL STOCK. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.001 par value, and 1,000,000 shares of Preferred Stock, $.001 par value, 600,000 of which have been designated Series A Preferred Stock. As of December 1, 2000, there were 19,468,269 shares of Common Stock issued and outstanding and 302,362 shares of Series A Preferred Stock issued and outstanding. All outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for (A) the conversion privileges of the Preferred Stock to be issued under this Agreement, (B) the 1,760,684 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, (C) 3,962,371 shares of Common Stock issuable upon exercise of the Warrants and exercise of the Company's outstanding warrants, (D) 2,743,738 shares of Common Stock issuable upon exercise of stock options granted to employees, consultants, officers or directors of the Company. The Company has no outstanding securities convertible into or exchangeable for Common Stock and no contracts, rights, options or warrants to purchase or otherwise acquire Common Stock or securities convertible into or exchangeable for Common Stock. Since December 1, 2000 the Company has not issued any shares of capital stock or any options, warrants or other rights with respect thereto except for shares issued upon exercise of options, warrants or rights, all as set forth on the Schedule of Exceptions.

(f) COMPLIANCE WITH OTHER AGREEMENTS. Neither the execution and delivery of, nor the consummation of any transaction or execution of any instrument contemplated by, this Agreement, nor the issuance of the Shares, the Conversion Shares, the Warrants and the Warrant Shares, has constituted or resulted in, or will constitute or result in, a default under or breach or violation of any term or provision of the Company's Bylaws, Restated Certificate, or contracts with third parties, state or federal laws, rules or regulations, writs, orders or judgments or decrees which are applicable to the Company or its properties.

(g) NO MATERIAL ADVERSE CHANGE. Since the date of the Company's most recent quarterly report on Form 10-Q or most recent periodic report on Form 8-K filed with the SEC, there has not been:

(i) any changes in the assets, liabilities, financial condition or operations of the Company from that reflected in the Financial Statements except changes resulting from ongoing operating losses during such period;

(ii) any material change, except in the ordinary course of business, in the contingent obligations of the Company whether by way of guarantee, endorsement, indemnity, warranty or otherwise;

(iii) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties or business of the Company; or

(iv) any declaration or payment of any dividend or other distribution of the assets of the Company.

(h) LITIGATION. There is no pending or, to the best knowledge of the Company, threatened action, suit, proceeding or investigation before any court, governmental agency or body, or arbitrator having jurisdiction over the Company or any of its affiliates that would materially adversely affect the execution by the Company of, or the performance by the Company of its obligations under, this Agreement.

(i) REGISTRATION RIGHTS. Except as set forth in the Registration Rights Agreement, dated March 20, 1998 (the "Registration Rights Agreement") and the Unit Purchase Agreement, dated September 8, 2000, the Company has not granted or agreed to grant any registration rights, include piggyback rights, to any person or entity.

(j) NO MISREPRESENTATION. No representation or warranty by the Company in this Agreement and no statements in the SEC Documents, as amended, nor any other document, statement, certificate or schedule furnished or to be furnished by or on behalf of the Company pursuant to this Agreement, when taken together with the foregoing, contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material fact necessary in order to make such statements, in light of the circumstances under which they were made, not misleading. The Company has delivered true and complete copies of all documents requested by the Investors.

3. REPRESENTATIONS AND WARRANTIES OF INVESTORS. Each Investor represents and warrants, severally and not jointly, to the Company that:

(a) AUTHORIZATION. Such Investor has full power and authority to enter into this Agreement, and this Agreement constitutes the valid and legally binding obligation of such Investor, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and similar laws affecting the enforcement of creditors' rights generally and equitable remedies, and except as indemnity provisions in the enforcement of Section 4 of this Agreement (relating to registration rights) may be limited by law.

(b) PURCHASE FOR INVESTMENT. Such Investor is purchasing the Units for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Units within the meaning of the 1933 Act. Such Investor has no present intention of selling or otherwise disposing of all or any portion of the Units.

(c) ACCESS TO INFORMATION. Such Investor has had an opportunity to ask questions of the Company's representatives concerning the Company, its present and prospective business, assets, liabilities and financial condition that such Investor has deemed necessary and appropriate as a prudent and knowledgeable investor in evaluating the risks of purchasing the Units. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement or the rights of the Investors to rely thereon.

(d) UNDERSTANDING OF RISKS. Such Investor is fully aware of: (i) the highly speculative nature of the investment in the Units; (ii) the financial hazards involved; (iii) the risk of loss of the investment if the Company is unable to finance its continuing operations; (iv) the lack of liquidity of the Shares, the shares of Common Stock issuable upon conversion of the Shares, the Warrants and the Warrant Shares (collectively, the "Securities") and the restrictions on the transferability of the Securities (e.g., that such Investor may not be able to sell or dispose of the Securities or use them as collateral for loans); and (v) the tax consequences of investment in the Units. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement and the rights of the Investors to rely thereon.

(e) INVESTOR'S QUALIFICATIONS. Such Investor is an "accredited" investor as defined under Regulation D under the 1933 Act. Such Investor is aware of the general business and financial circumstances of the Company and, by reason of such Investor's business or financial experience, such Investor is capable of evaluating the merits and risks of this investment and is financially capable of bearing a total loss of this investment.

(f) COMPLIANCE WITH SECURITIES LAWS. Such Investor understands and acknowledges that, in reliance upon the representations and warranties made by such Investor herein, the Securities are not being registered with the SEC under the 1933 Act or being qualified under the California Corporate Securities Law of 1968, as amended (the "Law"), but instead are being issued under an exemption or exemptions from the registration and qualification requirements of the 1933 Act or the Law or other applicable state securities laws which impose certain restrictions on such Investor's ability to transfer the Shares and the Warrant Shares.

(g) RESTRICTIONS ON TRANSFER. Such Investor understands that such Investor may not transfer any of the Securities unless such Securities are registered under the 1933 Act or pursuant to an exemption from such registration and qualification requirements. Such Investor understands that only the Company may file a registration statement with the SEC. Such Investor has also been advised that exemptions from registration and qualification may not be available or may not permit such Investor to transfer all or any of the Securities in the amounts or at the times proposed by such Investor.

(h) RULE 144. In addition, such Investor has been advised that SEC Rule 144 ("Rule 144") promulgated under the 1933 Act, which permits certain limited sales of unregistered securities, is not presently available with respect to the Securities solely due to the holding periods required thereunder and, in any event, requires that the Securities be held for a minimum of one year, and in certain cases two years, after they have been purchased and paid for (within the meaning of Rule 144), before they may be resold under Rule 144. Such Investor understands that Rule 144 may indefinitely restrict transfer of the Securities if such Investor is an

"affiliate" of the Company and "current public information" about the Company (as defined in Rule 144) is not publicly available.

(i) LEGENDS AND STOP-TRANSFER ORDERS. Such Investor understands that certificates or other instruments representing any of the Securities acquired by such Investor may bear legends substantially similar to the following, in addition to any other legends required by federal or state laws:

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

                  In order to ensure and enforce compliance with the restrictions imposed by applicable law and those referred to in the foregoing legend, or elsewhere herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, with respect to any certificate or other instrument representing the Securities, or if the Company transfers its own securities, it may make appropriate notations to the same effect in the Company's records. Any legend endorsed on a certificate pursuant to this Subsection (i) and the related stop transfer instructions with respect to such Securities shall be removed, and the Company shall issue a certificate or warrant without such legend to the holder thereof, if such Securities are registered under the 1933 Act and a prospectus meeting the requirements of
Section 10 of the 1933 Act is available, if such legend may be properly removed under the terms of Rule 144 promulgated under the 1933 Act or if such holder provides the Company with an opinion of counsel for such holder, reasonably satisfactory to legal counsel for the Company, to the effect that a sale, transfer or assignment of such securities may be made without registration.

4.   REGISTRATION RIGHTS.

(a)  DEFINITIONS.  For purposes of this Section 4:

(i) "Register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such registration statement.

(ii) "Registrable Securities" means (A) all shares of Common Stock issued or issuable upon conversion of the Preferred Stock (B) all shares of Common Stock issued or issuable pursuant to the exercise of the Warrants, and (C) any Common Stock of the Company issued (or issuable upon the conversion or exercise of any warrant, right or other security that is issued) as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in (A), (B) or (C) above.

(iii) "Holder" means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities to whom rights under this Section 4 (and/or, with respect to the rights of the Investors set forth in Section 5, under such Section 5) have been assigned in accordance with this Agreement.

(b)  SHELF REGISTRATION.  The Company shall

(i) prior to December 15, 2001, both file a registration statement under the 1933 Act for and all such qualifications and registrations as may be so required and as would permit the sale and distribution of all of the Holders' Registrable Securities and thereafter shall use its best efforts to secure the effectiveness of such registration statement;

(ii) pay all expenses incurred in connection with any registration qualification and compliance requested hereunder, (excluding underwriters' or brokers'
discounts and commissions), including without limitation all filing, registration and qualification, printers' and accounting fees and the reasonable fees and disbursements of one counsel for the selling Holder or Holders and counsel for the Company; and

(iii) use its best efforts to cause the registration statement to remain effective until the earlier of (A) the date ending three (3) years after the effective date of the registration statement filed pursuant to this Section 4(b), or (B) the date on which each Holder of Registrable Securities is able to sell all of such Holder's Registrable Securities in any single three (3) month period without registration under the 1933 Act pursuant to Rule 144, PROVIDED that if the Company elects to terminate the effectiveness of the registration statement under (B), the Company shall prior to such termination provide each Holder an opinion of counsel, based on factual representations of the Holders, that such Holder is able to sell all of the Registrable Securities held by such Holder and its affiliates in any single three (3) month period without registration under the 1933 Act pursuant to Rule 144.

(c)  OBLIGATIONS OF THE COMPANY.  Whenever  required to effect the  registration
of  Registrable   Securities   under  this  Agreement,   the  Company  will,  as
expeditiously as reasonably possible:

(i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement;

(ii) furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933

Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration;

(iii) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company will not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(iv) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering;

(v) cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed;

(vi) provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration; and

(vii) notwithstanding anything else in this Section 4, if, at any time during which a prospectus is required to be delivered in connection with the sale of any Registrable Securities, the Company determines in good faith and in its reasonable judgment that such sale would require public disclosure by the Company of material non-public information that the Company deems it advisable not to disclose, or that a development has occurred or a condition exists as a result of which the registration statement or the prospectus filed as a part thereof contains a material misstatement or omission, the Company will immediately notify each Holder thereof by telephone and in writing. Upon receipt of such notification, Holder and its affiliates will immediately suspend all offers and sales of any Registrable Securities pursuant to the registration statement. In such event, the Company will amend or supplement the registration statement as promptly as practicable and will take such other steps as may be required to permit sales of the Registrable Securities thereunder by Holder and its affiliates in accordance with applicable federal and state securities laws. The Company will promptly notify Holder after it has determined in good faith that such sales have become permissible in such manner and will promptly deliver copies of the registration statement and the prospectus (as so amended or supplemented). Notwithstanding the foregoing, (A) under no circumstances shall the Company be entitled to exercise its right to suspend sales of any Registrable Securities pursuant to the registration statement more than one (1) time in any twelve-month period, (B) the period during which such sales may be suspended (each a "Blackout Period") shall not exceed thirty (30) calendar days and (C) no Blackout Period may commence less than sixty (60) calendar days after the end of the preceding Blackout Period.

                  Upon the  commencement  of a Blackout  Period pursuant to this
Section 4, Holder will immediately notify the Company of any contracts to sell any Registrable Securities (each a "Sales Contract") that Holder or any of its affiliates has entered into prior to notification of the commencement of such Blackout Period and that would require delivery of such Registrable Securities during such Blackout Period, which notice will contain the aggregate sale price and volume of Registrable Securities pursuant to such Sales Contract. Upon receipt of such notice, the Company will immediately notify Holder of its election either (i) to terminate the Blackout Period and, as promptly as practicable, amend or supplement the registration statement or the prospectus filed as a part thereof in order to correct the material misstatement or omission and deliver to Holder copies of such amended or supplemented registration statement and prospectus or (ii) to continue the Blackout Period in accordance with this paragraph. If the Company elects to continue the Blackout Period, and Holder or any of its affiliates is therefore unable to consummate the sale of Registrable Securities pursuant to the Sales Contract (such unsold Registrable Securities being hereinafter referred to herein as the "Unsold Securities"), the Company will promptly indemnify each Holder against any loss, claim or damage that each Holder may incur arising out of or in connection with Holder's breach or alleged breach of any such Sales Contract, and the Company shall reimburse each Holder for any reasonable costs or expenses (including reasonable legal fees) incurred by such party in investigating or defending any such proceeding (collectively, the "Indemnification Amount"); provided, however, that each Holder shall take all actions reasonably necessary or appropriate to mitigate such Indemnification Amount; and provided further, however, that as long as current prospectus is delivered to such Holder within one day of the end of the Blackout Period, the Indemnification Amount shall be reduced by an amount equal to the number of Unsold Securities multiplied by the difference between
(x) the actual per share price received by Holder or any of its affiliates upon the sale of the Unsold Securities (if such sale occurs within three (3) trading days of the end of the Blackout Period) or the closing sale price of the Common Stock on the NASDAQ or other national securities exchange on which the Common Stock is then listed on the third trading day after the end of the Blackout Period (if the Unsold Securities are not sold by Investor or any of its affiliates within three (3) trading days of the end of the Blackout Period), and
(y) the per share sale price for the Unsold Securities provided in the Sales Contract.

(d) FURNISH INFORMATION. It will be a condition precedent to the obligations of the Company to take any action pursuant to Section 4 hereof that the selling Holders will furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as will be required to effect the registration of their Registrable Securities.

(e) DELAY OF REGISTRATION. No Holder will have any right to obtain or seek an injunction restraining or otherwise delaying any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 4.

(f) INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under Section 4 hereof:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, shareholders, officers, directors, employees and agents of each Holder, any underwriter (as defined in the 1933 Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the 1933 Act or the Exchange Act against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the 1933 Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"):

(A) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(C) any violation or alleged violation by the Company of the 1933 Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the 1933 Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, shareholder, officer, director, employee, agent, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 4(f)(i) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent will not be unreasonably withheld), nor will the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, shareholder, officer, director, underwriter or controlling person of such Holder.

(ii) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the 1933 Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or shareholders or any person who controls such Holder within the meaning of the 1933 Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer, shareholder or controlling person of such other Holder may become subject under the 1933 Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation that arises solely as a result of written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director, shareholder or controlling person of such other

Holder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this Section 4(f)(ii) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent will not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this Section 4(f)(ii) in respect of any Violation will not exceed the lesser of (A) the aggregate proceeds (net of discounts) received by such Holder upon the sale of the Shares or Warrant Shares and (B) that proportion of aggregate losses, claims, damages, liabilities or expenses indemnified against which equals the proportion which the number of Registrable Securities being sold by such Holder bears to the total number of Securities being sold by the Company and all Holders.

(iii) Promptly after receipt by an indemnified party under this Section 4(f) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4(f), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party will have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party will have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if the indemnifying party is materially prejudiced thereby, will relieve such indemnifying party of liability, but only to the extent that such indemnifying party is prejudiced with respect to a specific claim.

(iv) The foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder or underwriter, or any person controlling such Holder or underwriter, from whom the person asserting any losses, claims, damages or liabilities purchased shares, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) provided by the Company was not sent or given by or on behalf of such Holder or underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the purchased shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(v) If the indemnification provided for in Sections 4(f)(i) or 4(f)(ii) hereof shall be unavailable to hold harmless an indemnified party in respect of any liability under the 1933 Act, then, and in each such case, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statement or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided that in no event shall any contribution under this subsection (v) by any Holder exceed the gross proceeds from the offering received by such indemnifying party. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section II(f) of the 1933 Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(vi) The  obligations  of the Company and Holders  under this  Section 4(f) will
survive  the  completion  of  any  offering  of  Registrable   Securities  in  a
registration statement, and otherwise.

(g) RULE 144 REPORTING. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration, while a public market exists for the Common Stock of the Company, the Company will:

(i) make and keep public information available, as those terms are understood and defined in Rule 144 under the 1933 Act, at all times while the Company is reporting under the Exchange Act;

(ii) use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the Exchange Act (at any time it is subject to such reporting requirements); and

(iii) so long as a Holder owns any Registrable Securities, furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144, and of the 1933 Act and the Exchange Act (at any time it is subject to the reporting requirements of the Exchange Act), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such securities without registration (at any time the Company is subject to the reporting requirements of the Exchange Act).

5.   COVENANTS.

(a) AFFIRMATIVE COVENANTS. The Company covenants and agrees that unless the Holders of a majority of Registrable Securities shall otherwise give their prior consent in writing (which consent any such Holder may at its sole discretion withhold):

(i) AUTHORIZED SHARES. The Company shall, from and at all times after the Closing maintain a reserve of authorized shares sufficient to cover the conversion of the Preferred Stock and the exercise in full of the outstanding Warrants until the conversion of the Preferred Stock and the expiration or earlier exercise of the Warrants, respectively.

(ii) EXCHANGE ACT FILINGS. The Company shall continue to file with the SEC all reports and other filings required under the rules of the SEC and such documents shall comply in all material respects with the requirements of the Exchange Act or the 1933 Act, as applicable, as long as the Company continues to be subject to reporting requirements under Sections 13 or 15(d) of the Exchange Act.

6. CONDITIONS TO OBLIGATIONS OF THE INVESTORS. The obligation of each Investor to purchase the Units at the Closing is subject to the fulfillment on or prior to the Closing Date of the following conditions, any of which may be waived by such Investor:

(a) REPRESENTATIONS AND WARRANTIES CORRECT; PERFORMANCE OF OBLIGATIONS. The representations and warranties made by the Company in Section 2 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date, except for representations and warranties made as of a specific date which shall be true and correct as of such date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by it under this Agreement on or prior to the Closing Date.

(b) CONSENTS AND WAIVERS. The Company shall have obtained any and all consents (including all governmental or regulatory consents, approvals or authorizations required in connection with the valid execution and delivery of this Agreement), permits and waivers, other then the Stockholder Approval, necessary or appropriate for consummation of the transactions contemplated by this Agreement.

(c) COMPLIANCE CERTIFICATE. The Company shall have delivered to the Investors a certificate, executed by the Chairman of the Board and Chief Executive Officer of the Company, dated the Closing Date, certifying to the fulfillment of the conditions specified in subsections (a), (b), (g) and (h) of this Section 6.

(d) OPINION OF COMPANY'S COUNSEL. Investors shall have received from Brian Gillman, General Counsel to the Company, an opinion addressed to the Investors, dated the Closing Date in substantially the form attached hereto as Exhibit E.

(e) CERTIFICATE OF DESIGNATION. The Company shall have filed with the Secretary of State of the State of Delaware the Certificate of Designation in the form attached hereto as EXHIBIT C.

7. CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to sell and issue the Shares to each Investor at the Closing is subject to the fulfillment on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) REPRESENTATIONS AND WARRANTIES. The representations and warranties made by such Investor in Section 3 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date.

(b) CONSENTS AND WAIVERS. The conditions set forth in subsections (b) and (g) of Section 6 hereof shall have been fulfilled.

8.   MISCELLANEOUS.

(a) GOVERNING LAW. This Agreement will be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made among residents of, and wholly to be performed within, the State of California, without regard to principles of conflict of laws or choice of laws.

(b) FURTHER INSTRUMENTS. From time to time, each party hereto will execute and deliver such instruments and documents as may be reasonably necessary to carry out the purposes and intent of this Agreement.

(c) SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(d) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement will be effective following the parties signatory hereto upon such counterpart signature by all initial parties hereto.

(e) ENTIRE AGREEMENT. This Agreement, including and incorporating the Schedule of Exceptions and all Exhibits attached hereto and referred to herein, constitutes and contains the entire agreement and understanding of the parties regarding the subject matter of this Agreement and supersedes in its entirety any and all prior negotiations, correspondence, understandings and agreements among the parties respecting the subject matter hereof.

(f) NOTICES. All notices required to be given or delivered to the Company under the terms of this Agreement shall be deemed to have been given or made for all purposes (i) upon personal delivery, or (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile, or (iii) one day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Investor of in writing). Notices to the Investor shall be sent to the address of the Investor on the books of the Company (or at such other place as the Investor shall notify the Company of in writing).

(g) FINDERS' FEE. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction other than described in this section. Each party agrees to indemnify and to hold the other parties hereto harmless from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its officers, partners, employees or representatives is responsible.

(h) AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of the Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and by Investors holding at least a majority of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 8(h) will be binding upon the Company, each Investor, and their permitted transferees and assignees.

(i) SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement to the extent unenforceable and the balance of such provisions, and of this Agreement, will be interpreted as if such provision or part hereof were so excluded and will be enforceable in accordance with its terms.

(j) AGGREGATION OF STOCK. All Securities held or acquired by affiliated entities or persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(k) EXPENSES. The Company shall pay all of the costs and expenses that it incurs, and will pay the reasonable fees and expenses of McCutcheon, Doyle, Brown & Enersen, LLP, counsel to the Investors, with respect to the negotiation, execution, delivery and performance of this Agreement and the filing of any SEC documents by or on behalf of the Investors relating to this Agreement or the transactions contemplated hereby.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


COMPANY

VANGUARD AIRLINES, INC.


By:
    ----------------------------------------

Title:
       -------------------------------------

Address:
         -----------------------------------


INVESTOR:

J.F. SHEA CO., INC., as nominee 1998-19


By:
    ----------------------------------------

Title:
       -------------------------------------

Address:          655 Brea Canyon Road
                  Walnut, CA  91788-0489




THE HAMBRECHT 1980 REVOCABLE TRUST



By:
    ----------------------------------------
      William Hambrecht, as Trustee

Address:  539 Bryant Street, Suite 100
          San Francisco, CA  94107

                                                                       EXHIBIT A



                              SCHEDULE OF INVESTORS

Investor                                                    Number of Units                 Purchase Price

J.F. Shea Co., Inc., as nominee 1998-19                     50,000                          $3,750,000

The Hambrecht 1980 Revocable Trust                          50,000                          $3,750,000


                                                                       EXHIBIT B

                                 FORM OF WARRANT


THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.



No. PB-85                                                      December 15, 2000

                        WARRANT TO PURCHASE COMMON STOCK
                                       OF
                             VANGUARD AIRLINES, INC.

                          VOID AFTER DECEMBER 15, 2007

         This Warrant is issued to J.F. Shea Co., Inc., as nominee 1998-19 or its registered assigns (the "Holder") by Vanguard Airlines, Inc., a Delaware corporation (the "Company"), on December 15, 2000 (the "Warrant Issue Date"). This Warrant is issued pursuant to the terms of that certain Unit Purchase Agreement dated as of December 15, 2000 (the "Purchase Agreement").

1. PURCHASE SHARES. Subject to the terms and conditions hereinafter set forth and set forth in the Purchase Agreement, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up three million two hundred five thousand one hundred twenty-eight (3,205,128), fully paid and nonassessable shares of Common Stock of the Company, as constituted on the Warrant Issue Date (the "Common Stock"). The number of shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall be subject to adjustment pursuant to Section 8 hereof.

2. EXERCISE PRICE. The purchase price for the Shares shall be $1.29 per share as adjusted from time to time pursuant to Section 8 hereof (the "Exercise Price").

3. EXERCISE PERIOD. This Warrant shall be exercisable, in whole or in part, during the term commencing on December 15, 2000 and ending at 5:00 p.m. on the seventh anniversary date of the Warrant Issue Date (the "Exercise Period").

4. METHOD OF EXERCISE. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(a)the surrender of the Warrant, together with a duly executed copy of the form of Notice of Exercise attached hereto, to the Secretary of the Company at its principal offices; and

(b)the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

5. NET EXERCISE. In lieu of exercising this Warrant pursuant to Section 4, the Holder may elect to receive, without the payment by the Holder of any additional consideration, shares of Common Stock equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the holder hereof a number of shares of Common Stock computed using the following formula:

                                   X = Y (A-B)
                                       -------
                                          A

         Where:            X =      The number of shares of Common Stock to be
                                    issued to the Holder pursuant to this net exercise;

                           Y = The number of Shares in respect of which the net issue election is made;

                           A = The fair market value of one share of the Common Stock at the time the net issue election is made;

                           B = The Exercise Price (as adjusted to the date of the net issuance).

For purposes of this Section 5, the fair market value of one share of Common Stock as of a particular date shall be determined as follows: (i) if traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) day period ending three (3) days prior to the net exercise election; (ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) day period ending three (3) days prior to the net exercise; and (iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Company.

6. CERTIFICATES FOR SHARES. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter (with appropriate restrictive legends, if applicable), and in any event within five (5) days of the delivery of the subscription notice.

7. ISSUANCE OF SHARES. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof.

8. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) SUBDIVISIONS; COMBINATIONS AND OTHER ISSUANCES. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock (or securities convertible into, or otherwise entitling the holders thereof to receive, Common Stock) as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price payable per share, but the aggregate Exercise Price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 8(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b) RECLASSIFICATION, REORGANIZATION AND CONSOLIDATION. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in Section 8(a) above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interests of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the Exercise Price per share payable hereunder, provided the aggregate Exercise Price shall remain the same.

(c) DILUTIVE ISSUANCES. The Exercise Price shall be subject to adjustment from time to time as follows:

   (i)   (A)   If the Company shall issue, after the Warrant Issue Date, any
Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price (as defined in the Certificate of Designation for the Series B Preferred Stock of the Company) in effect immediately prior to the issuance of such Additional Stock, the Exercise Price in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price equal to the price paid per share for such Additional Stock plus ten percent (10%); provided, however that the Exercise Price shall not be adjusted to a price below $0.10 (as adjusted for stock splits, stock dividends, combinations, recapitalizations or like changes in the Company's capital structure).

         (B) In the case of the issuance of Common Stock for cash, the con-sideration shall be deemed to be the amount of cash paid therefor before deducting any discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

         (C) In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

         (D) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this subsection 8(c)(i) and subsection 8(c)(ii):

            (1) The number of shares of Common Stock deliverable upon exer-cise (to the extent then exercisable) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 8(c)(i)(B) and 8(c)(i)(C)), if any, received by the Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights for the Common Stock covered thereby.

            (2) The number of shares of Common Stock deliverable upon conver-sion of, or in exchange (to the extent then convertible or exchangeable) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 8(c)(i)(B) and (c)(i)(C)).

            (3) In the event of any change in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Exercise Price, to the extent in any way affected by such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

            (4) Upon the expiration of any such options or rights, the termi-nation of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, without the exercise, conversion or exchange of any foregoing into Common Stock, the Exercise Price shall be recomputed to reflect the assumption that none of such options, rights or convertible or exchangeable securities had ever been issued.

            (5) The Common Stock deemed  issued and the  consideration  deemed
paid  therefor  pursuant  to  subsections   8(c)(i)(D)(  1)  and  (2)  shall  be
appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 8(c)(i)(D)(3) or (4).

   (ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 8(c)(i)(D)) by the Company after the date hereof other than:

         (A)   Common Stock issued pursuant to a transaction described in sub-
section 8(a) or (b) hereof; or

         (B) Shares of Common Stock issuable or issued to employees, con-sultants, directors or vendors (if in transactions with primarily non-financing purposes) of the Company directly or pursuant to a stock option plan, employee stock purchase plan or other plan or agreement approved by the Board of Directors of the Company.

(d) NOTICE OF ADJUSTMENT. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

9. NO FRACTIONAL SHARES OR SCRIP. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect.

10. NO STOCKHOLDER RIGHTS. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a stockholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, exercise preemptive rights or be notified of stockholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section 10 shall limit the right of the Holder to be provided the Notices required under this Warrant or the Purchase Agreement.

11. TRANSFER RESTRICTIONS. This Warrant may not be exercised and neither this Warrant nor any of the Common Stock issuable upon exercise of the Warrant (collectively, the "Securities"), nor any interest in either, may be sold, assigned, pledged, hypothecated, encumbered or in any other manner transferred or disposed of, in whole or in part, except in compliance with applicable United States federal and state securities or Blue Sky laws and the terms and conditions herein and in Purchase Agreement.

12. RESERVATION OF SHARES. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all Shares and other shares of capital stock of the Company from time to time receivable upon exercise of this Warrant.

13. SUCCESSORS AND ASSIGNS. The terms and provisions of this Warrant and the Purchase Agreement shall inure to the benefit of, and be binding upon, the Company and the Holders hereof and their respective successors and assigns.

14. AMENDMENTS AND WAIVERS. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

15. ASSUMPTION OF WARRANT. If at any time, while this Warrant, or any portion thereof, is outstanding and unexpired there shall be (i) an acquisition of the Company by another entity by means of a merger, consolidation, or other transaction or series of related transactions resulting in the exchange of the outstanding shares of the Company's Capital Stock or (ii) a sale or transfer of all or substantially all of the Company's assets to any other person, then, as a part of such acquisition, sale or transfer, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Exercise Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such acquisition, sale or transfer which a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such acquisition, sale or transfer if this Warrant had been exercised immediately before such acquisition, sale or transfer, all subject to further adjustment as provided in this Section 15; and, in any such case, appropriate adjustment (as determined by the Company's Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the number of Warrant Shares of the Holder is entitled to purchase) shall thereafter be applicable, as nearly as possible, in relation to any shares of Common Stock or other securities or other property thereafter deliverable upon the exercise of this Warrant.

16. NOTICES. All notices required under this Warrant shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

17. CAPTIONS. The section and subsection headings of this Warrant are inserted for convenience only and shall not constitute a part of this Warrant in construing or interpreting any provision hereof.

18. GOVERNING LAW. This Warrant shall be governed by the laws of the State of California as applied to agreements among California residents made and to be performed entirely within the State of California.



                                  VANGUARD AIRLINES, INC.


                                  By: __________________________________________

                                Name: __________________________________________

                               Title: __________________________________________



UMB Bank na

Warrant Agent

By:  _____________________________

Date:  ____________________________

                               NOTICE OF EXERCISE



To:      Vanguard Airlines, Inc.



                  The   undersigned   hereby   elects   to   [CHECK   APPLICABLE
                  SUBSECTION]:

________          (a)      Purchase _________shares of Common Stock of Vanguard
                           Airlines, Inc., pursuant to the terms of the attached
                           Warrant and payment of the Exercise Price per share required under such Warrant accompanies this notice;

                  OR

________          (b)      Surrender [all of the shares] [_____________ of the
                           shares] [cross out inapplicable phrase] purchasable under the Warrant pursuant to the net exercise provi-sions of Section 5 of such Warrant.



                                        WARRANTHOLDER:


                                        ________________________________________


                                        By:_____________________________________

                                           Name:________________________________

                                          Title:________________________________


                                   Address:   __________________________________

                                              __________________________________


Date:_________________________



Name in which shares should be registered:

_________________________________________

                                                                       EXHIBIT C

                           CERTIFICATE OF DESIGNATION

                                       of

                            SERIES B PREFERRED STOCK

                                       of

                             VANGUARD AIRLINES, INC.

                   ------------------------------------------

                         (Pursuant to Section 151 of the
                        Delaware General Corporation Law)

                   ------------------------------------------


         Vanguard Airlines, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Company"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company as required by Section 151 of the General Corporation Law by Unanimous Written Consent duly executed on December 14, 2000;

         RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Company (hereinafter called the "Board of Directors" or the "Board") in accordance with the provisions of the Restated Certificate of Incorporation, as amended, of the Company (the "Restated Certificate"), the Board of Directors hereby creates a series of Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of the Company and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

Section 1. DESIGNATION AND AMOUNT. The shares of this series shall be designated as "Series B Preferred Stock" (the "Series B Preferred") and the number of shares constituting the Series B Preferred shall be 100,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; PROVIDED, that no decrease shall reduce the number of shares of Series B Preferred to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series B Preferred.

Section 2. DIVIDEND PROVISIONS. Subject to the rights of additional series of Preferred Stock that may be designated by the Board from time to time, the holder of each share of Series B Preferred shall be entitled to receive, out of funds legally available for the purpose, dividends at an annual rate of $5.75 per share, as adjusted to reflect stock dividends (except stock dividends paid with respect to Series B Preferred), stock splits, combinations, recapitalizations or the like after the date upon which shares of Series B Preferred were first issued (the "Initial Series B Issue Date"), payable when, as, and if declared by the Board of Directors. Such dividends shall not be cumulative.

The holder of each share of Series B Preferred shall be entitled to receive the dividend prior and in preference to any declaration and payment of any dividend (payable other than in stock of this Company) on the Common Stock.

Section 3. LIQUIDATION PREFERENCES.


(a) In the event of any liquidation, dissolution or winding up of this Company, either voluntary or involuntary, and subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of shares of Series B Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Company to the holders of any other series of Preferred Stock or the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) $75.00 for each outstanding share of Series B Preferred (the "Original Series B Issue Price") and (ii) an amount equal to declared but unpaid dividends on such share, such amounts being adjusted to reflect stock dividends (except stock dividends paid with respect to Series B Preferred), stock splits, combinations, recapitalizations or the like after the Initial Series B Issue Date. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series B Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire assets and funds of the Company legally available for distribution to the holders of the Series B Preferred shall be distributed ratably among the holders of shares of Series B Preferred in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) Upon the completion of the distribution required by subsection (a) above and any other distribution which may be required with respect to other series of Preferred Stock which may from time to time come into existence, the remaining assets of the Company available for distribution to holders shall be distributed
(i) among the holders of Series B Preferred and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming full conversion of all such Series B Preferred) and (ii) among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) (i) For purposes of this Section 3, a liquidation, dissolution or winding up of this Company shall be deemed to be occasioned by, or to include, (A) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company); or (B) a sale of all or substantially all of the assets of the Company.

    (ii)In any of such events, if the consideration received by the Company or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

        (A)Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

           (1) If traded on a securities exchange or through the NASDAQ National or Small Cap Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) days prior to the closing;

           (2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

           (3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Company and the holders of at least a majority of the voting power of all then outstanding shares of Series B Preferred.

        (B)The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in
(A)(1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Company and the holders of at least a majority of the voting power of all then outstanding shares of such Series B Preferred.

   (iii) In the event the requirements of this subsection 3(c)are not complied with, this Company, shall forthwith either:

        (A)cause such closing to be postponed until such time as the require-ments of this Section 3 have been complied with; or

        (B)Cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series B Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 3(c)(iv) hereof.

    (iv) The Company shall give each holder of record of Series B Preferred written notice of such impending transaction not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty
(20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 3, and the Company shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Company has given the first notice provided for herein or sooner than ten (10) days after the Company has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Series B Preferred that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Series B Preferred.

Section 4. REDEMPTION.  The Series B Preferred is not redeemable.

Section 5. CONVERSION. The holders of Series B Preferred shall have conversion rights as follows (the "Conversion Rights"):

(a)     RIGHT TO CONVERT.

        (i)Each share of Series B Preferred shall be convertible at the option of the holder thereof at the office of this Company or any transfer agent for the Series B Preferred, into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing $75.00 by the Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The initial Conversion Price (the "Conversion Price") shall be $1.17. Such initial Conversion Price shall be subject to adjustment as hereinafter provided. The number of shares of Common Stock into which a share of Series B Preferred is convertible is hereinafter referred to as the "Conversion Rate".

(b) MECHANICS OF CONVERSION. Before any holder of Series B Preferred shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this Company or of any transfer agent for the Series B Preferred, and shall give written notice to this Company at such office that he elects to convert the same, and shall state therein the name or names which he wishes the certificate or certificates for shares of Common Stock to be issued. This Company shall, as soon as practicable thereafter, issue and deliver at such office to each holder of Series B Preferred, or to his nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(c) FRACTIONAL SHARES. No fractional shares shall be issued upon conversion of the Series B Preferred. In lieu of the Company issuing any fractional shares to holders upon the conversion of the Series B Preferred, the Company shall pay to such holders an amount equal to the product obtained by multiplying the Conversion Price by the fraction of a share not issued pursuant to the previous sentence.

(d) ADJUSTMENT FOR DILUTIVE ISSUANCES.

     (i) (A) If this Company shall issue, after the Initial Series B Issue Date to and including December 15, 2003, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price equal to the price paid per share for such Additional Stock; provided, however that the Conversion Price shall not be adjusted to a price below $0.50 (as adjusted for stock dividends, stock splits, combinations, recapitalizations or like changes in the Company's capital structure).

        (B)Except to the limited extent provided for in  subsections  (E)(3) and
(E)(4),  no  adjustment of such  Conversion  Price  pursuant to this  subsection
5(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

        (C)In the case of the issuance of Common Stock for cash, the considera-tion shall be deemed to be the amount of cash paid therefor before deducting any discounts, commissions or other expenses allowed, paid or incurred by this Company for any underwriting or otherwise in connection with the issuance and sale thereof.

        (D)In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

        (E)In the case of the issuance (whether before, on or after the applicable purchase date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this subsection 5(d)(i) and subsection 5(d)(ii):

           (1) The shares of Common Stock deliverable upon exercise (to the extent then exercisable) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 5(d)(i)(C) and (d)(i)(D)), if any, received by this Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights for the Common Stock covered thereby.

           (2) The shares of Common Stock deliverable upon conversion of, or in exchange (to the extent then convertible or exchangeable) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 5(d)(i)(C) and (d)(i)(D)).

           (3) In the event of any change in the consideration payable to this Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of the Series B Preferred, to the extent in any way affected by such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

           (4) Upon the expiration of any such options or rights, the termina-tion of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Series B Preferred, to the extent in any way affected by such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only those shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

           (5) The shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 5(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 5(d)(i)(E)(3) or (4).

    (ii)"Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 5(d)(i)(E)) by this Company after the Initial SeriesB Issue Date other than:

        (A)Common Stock issued pursuant to a transaction described in subsection 5(e) hereof; or

        (B) Shares of Common Stock issuable or issued to employees, consul-tants, directors or vendors (if in transactions with primarily non-financing purposes) of this Company directly or pursuant to a stock option plan, employee stock purchase plan or other plan or agreement approved by the Board of Directors of this Company.

(e) STOCK SPLITS AND DIVIDENDS. In the event this Company should at any time or from time to time after the Initial Series B Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series B Preferred shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 5(d)(i)(E).

(f) COMBINATIONS. If the number of shares of Common Stock outstanding at any time after the Initial Series B Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series B Preferred shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series B Preferred shall be decreased in proportion to such decrease in outstanding shares.

(g) OTHER DISTRIBUTIONS. In the event this Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Company or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 5(e), then, in each such case for the purpose of this subsection 5(g), the holders of the Series B Preferred shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this Company into which their shares of Series B Preferred are convertible as of the record date fixed for the determination of the holders of Common Stock of this Company entitled to receive such distribution.

(h) RECAPITALIZATIONS. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 5 or
Section 3) provision shall be made so that the holders of the Series B Preferred shall thereafter be entitled to receive upon conversion of the Series B Preferred the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series B Preferred after the recapitalization to the end that the provisions of this
Section 5 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Preferred) shall be applicable after that event as nearly equivalent as may be practicable.

(i) NO IMPAIRMENT. This Company will not, by amendment of its Restated Certificate or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Company, but it will at all times in good faith assist in the carrying out of all of the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B Preferred against impairment.

(j) CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series B Preferred pursuant to this
Section 5, this Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series B Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Company shall, upon the written request at any time of any holder of Series B Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series B Preferred.

(k) NOTICES OF RECORD DATE. In the event of any taking by this Company of the record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this Company shall mail to each holder of Series B Preferred, at least twenty (20) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(l) RESERVATION OF STOCK. This Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the then outstanding shares of the Series B Preferred, this Company will take such corporate action as may be necessary, in the opinion of its counsel, to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m) NOTICES. Any notice required by the provisions of this Section 5 to be given to the holders of shares of Series B Preferred shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his or her address appearing on the books of this Company.

Section 6. VOTING RIGHTS.

(a) The holder of each share of Series B Preferred shall have the right to one vote for each share of Common Stock into which such Series B Preferred could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this Company, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series B Preferred held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) So long as shares of the Series B Preferred are outstanding, this Company shall not, without first obtaining the approval (by vote or written consent, as provided by law) of at least fifty percent (50%) of the then outstanding shares of the Series B Preferred Stock, voting together as a single class on an as-converted basis, (i) alter or change the rights, preferences, or privileges of the Series B Preferred so as to affect adversely such series of Preferred Stock (ii) increase the authorized number of shares of Series B Preferred or
(iii) create (by reclassification or otherwise) any new class or series of shares having any rights, preferences or privileges senior to or on a parity with the Series B Preferred.

         IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Company this ___ day of December, 2000.

                                            VANGUARD AIRLINES, INC.



                                            By:_________________________________


                                         Title:_________________________________

                                                                       EXHIBIT D

                             SCHEDULE OF EXCEPTIONS




NONE

                                                                       EXHIBIT E

                                 FORM OF OPINION


Brian S. Gillman
Vice President - General Counsel


                                December 15, 2000

J.F. Shea Co., Inc.
Attention:  Edmund H. Shea
655 Brea Canyon Road
Walnut, CA  91789-3010

The Hambrecht 1980 Revocable Trust,
William Hambrecht, as Trustee
539 Bryant Street, Suite 100
San Francisco, CA  94107

Gentlemen:

1. Vanguard Airlines, Inc. (the "Company") is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own its properties and to conduct its business as presently conducted.

2.   The Company is qualified to do business in the following states:

     a)       California;
     b)       Colorado;
     c)       Georgia;
     d)       Illinois;
     e)       Kansas;
     f)       Minnesota;
     g)       Missouri;
     h)       New York;
     i)       Pennsylvania;
     j)       South Carolina; and
     k)       Texas.

3. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under the Unit Purchase Agreement dated December 15, 2000 and the Warrants issued to J.F. Shea Co., Inc. and the Hambrecht 1980 Revocable Trust, dated December 15, 2000 (collectively, the "Transaction Documents"). The execution, delivery and performance of the Transaction Documents have been duly authorized by all necessary corporate action of the Company, and the Transaction Documents have been duly executed and delivered by the Company. Each of the Transaction Documents constitutes a legally valid and binding obligation of the Company, enforceable against the Company according to their terms; provided, however, that no opinion is expressed with respect to the enforceability of the indemnity obligations of Section 4(f) of the Unit Purchase Agreement.

4.   The authorized capitalization of the Company is as follows:

     a)  PREFERRED  STOCK.  1,000,000  shares of Preferred Stock (the "Preferred
         Stock"), 600,000 of which shares have been designated Series A Preferred Stock, 302,362 of which are issued and outstanding prior to the Closing and 100,000 of which shares have been designated Series B Preferred Stock, none of which are issued and outstanding prior to the Closing. The shares of Series A Preferred Stock and Series B Preferred Stock have been duly authorized and validly issued, are fully paid and non-assessable.

     b) COMMON STOCK. 100,000,000 shares of Common Stock (the "Common Stock"), 19,468,269 of which have been duly authorized and validly issued, and to my knowledge, are fully paid and non-assessable.

     c) RIGHTS TO ACQUIRE STOCK. Except for (i) the conversion privileges of the Series A Preferred Stock and Series B Preferred Stock (ii) the conversion privileges of the warrants to be issued under the Unit Purchase Agreement, (iii) 3,962,371 shares of Common Stock issuable upon conversion of the Company's outstanding warrants, and (iv) 2,743,738 shares of Common Stock reserved for issuance to employees, consultants, officers or directors of the Company pursuant to stock options or direct grants outside of the 1994 Stock Option Plan of which 2,743,738 are outstanding, there are, to my knowledge, no options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or otherwise obtain from the Company any of the Company's securities. Notwithstanding the foregoing, the number of warrants outstanding is subject to certain non-material adjustments due to current negotiations with aircraft lessors.

5. The shares of Series B Preferred Stock and the Warrants, are duly authorized, validly issued, non-assessable and fully paid. The Common Stock issuable upon conversion of the Series B Preferred Stock or exercise of the Warrants will be duly and validly reserved for issuance and, when and if issued upon such conversion in accordance with the Company's Restated Certificate or exercise will be validly issued, fully paid and non-assessable. The issuance of the Series B Preferred Stock, the Warrants and the Common Stock issuable upon conversion of the Series B Preferred Stock or exercise of the Warrants is not subject to any preemptive rights set forth in the Company's Restated Certificate or, to my knowledge, any rights of first refusal or other preemptive or similar rights created by the Company.

6. The execution, delivery and performance of the obligations of the Company under the Transaction Documents, do not violate any provision of the Company's Restated Certificate of Incorporation or Bylaws, or conflict with or constitute a material default under any material contract or agreement to which the Company is a party or by which it is bound.

7. The execution, delivery and performance of the obligations of the Company under the Transaction Documents do not require any consents, approvals, permits, orders or authorizations of, and all qualifications, registrations, designations, declarations or filings with, any federal or Delaware corporate authority on the part of the Company except for the Certificate of Designation filing with the Delaware Secretary of State.

8. To my knowledge, there is no action, suit, proceeding or investigation pending against the Company before any court or governmental agency, nor, to my knowledge, has the Company received any written threat thereof, (i) that questions the validity of the Transaction Documents or the right of the Company to enter into the Transaction Documents or (ii) that, if determined adversely, would be likely to result in a material adverse change in the financial condition or business of the Company.

         This opinion speaks only as of the date hereof and, notwithstanding anything to the contrary herein, I render no opinion as to what other facts or circumstances might subsequently arise or what other actions or omissions might hereafter be taken, if so arising or so taken, would affect any of the opinions rendered hereby. I undertake no duty or obligation to advise you as to the occurrence of any facts or circumstances or to otherwise update or reaffirm this opinion. This opinion is based on existing facts, statutes, rules and regulations, and judicial rulings, and is subject to changes thereto. I do not, however, undertake to advise you with respect to such future change that affects this opinion.

         I am qualified to practice law in Missouri, and I do not purport to express any opinion herein concerning any law other than Federal laws and the laws of Missouri.

         This opinion is being rendered solely to you. You are the only party entitled to rely on the opinions expressed herein. This opinion may not be used or relied upon by any other persons or entities or for any other purpose without my express written consent.

On behalf of Vanguard Airlines, Inc.


By: _______________________________
      Name: Brian S. Gillman
      Title:  Vice President - General Counsel









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